

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2013

VIA E-Mail
Mr. Mark L. Kleifges
Treasurer and Chief Financial Officer
Hospitality Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634

> **Re:    Hospitality Properties Trust**
> **Form 10-K for the year ended December 31, 2012**
> **Filed on March 1, 2013**
> **File No. 001-11527**

Dear Mr. Mark L. Kleifges:

　　We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   In our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

Results of Operations, page 65

1.　　We note you have multiple factors that impact your results of operations for several line items.  For example, we note that hotel operating revenues were impacted favorably by increases in ADR and higher occupancies, conversion of hotels from leased to managed and acquisitions and impacted unfavorably by renovations and re-brandings.   In future filings, please separately quantify the impact from each factor.   For instance, in the example above, your revised disclosures should quantify the impact on revenue of ADR, higher occupancies, hotel conversions, acquisitions and hotels under renovation and re-brandings, identify the number of hotels undergoing renovations and re-brandings, and discuss the underlying significant factors that contributed to increases in ADR and occupancy.

Liquidity and Capital Resources, page 70

Our Investment and Financing Liquidity and Capital Resources, page 72

2.      We note from your statement of cash flows that a significant cash outflow for investing activities related to amounts on real estate improvements.   Please clarify whether any of these amounts related to personnel costs (i.e. salaries) capitalized.   In future filings, to the extent applicable and material, please quantify and disclose personnel costs capitalized for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your MD&A.

Consolidated Balance Sheets, page F-3

3.      We note that you have determined that each of your taxable REIT subsidiaries is a variable interest entity that you consolidate due to you being the primary beneficiary. We also note that based on disclosures on page 50 that you may hold some of your assets and operations through your taxable REIT subsidiaries.   Given these facts, please clarify how you have complied with accounting and disclosure guidance outlined in paragraphs 810-10-45-25 and 810-10-50-14 of the FASB Accounting Standards Codification.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2012

Exhibits 31.5, 31.6, 31.7 and 31.8

4.      We note your certifications have excluded paragraphs 4 and 5 from the content of the certification required pursuant to Item 601(b)(31) of Regulation S-K.   Please clarify your basis for such exclusion and/or amend your 10-K/A to include certifications that conform exactly to the content of the certification required pursuant to Item 601(b)(31) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3295 if you have any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Staff Accountant